[Gilford Securities Incorporated Letterhead]
December 21, 2007
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Jay Ingram

Re:	VirnetX Holding Corporation
Registration Number: 333-145765
Dear Mr. Ingram:
     On behalf of Gilford Securities Incorporated, the managing underwriter in the above-referenced offering (the “Offering”), we hereby join VirnetX Holding Corporation (the “Company”) in requesting acceleration of the effective date of the Offering to Friday, December 21, 2007 at 3:00 p.m. (Eastern Time), or as soon as practicable thereafter.
     In connection with this request, we hereby provide you with the following information pursuant to Rule 460 as promulgated under the Securities Act of 1933, as amended, with respect to the distribution to date of the Company’s preliminary prospectus dated December 17, 2007.

To Whom Distributed	Number of Copies
Brokers/Dealers	600
Institutional Investors	50
Retail Investors	100
     This will further confirm that the undersigned has and will continue to comply with Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, with regard to the preliminary prospectus.
Sincerely,

/s/ Robert A. Maley

Robert A. Maley President